May 13, 2009

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed: February 26, 2009

File No. 001-16441

Dear Mr. Spirgel:

The Company respectfully requests an extension of its deadline for its response to your letter dated May 5, 2009, in which you provide comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for the year ended December 31, 2008. The Company requests an extension until May 21, 2009.

If you would like to discuss this response or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown Senior Vice President, Chief Financial Officer and Treasurer

Cc: Robert S. Littlepage